SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Federal Taxpayer’s Registry (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

Publicly-Held Company

NOTICE TO SHAREHOLDERS

Pursuant to CVM/SEP Circular Letter No. 2/2020 and considering the Annual General Meeting to be held on May 29, 2020 (“Meeting”), Braskem S.A. ("Braskem" or "Company") (Ticker B3: BRKM3, BRKM5 e BRKM6) notify its shareholders and the market that its shareholders GERAÇÃO FUTURO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES, ALASKA BLACK MASTER FIA - BDR NÍVEL I, ALASKA RANGE FIM and ALASKA BLACK INSTITUCIONAL FIA ("Shareholders"), by correspondence dated as of April 30, 2020, appointed:

For the Board of Directors:

(i)               Mr. Walter Luis Bernandes Albertoni, as candidate for effective member, to compose the chart of candidates for eventual separate election of the Company's Board of Directors at the Meeting, by shareholders with common shares, pursuant to article 141, paragraph 4, item "I", of Law No. 6,404, dated as of December 15, 1976, ("Brazilian Corporate Law"), if the necessary quorum required for using such prerogative is verified; and

(ii)             Mr. Lírio Albino Parisotto, as candidate for effective member, to compose the chart of candidates for eventual separate election of the Company's Board of Directors at the Meeting, by shareholders with preferred shares, pursuant to article 141, paragraph 4, item "ii", of the Brazilian Corporate Law, if the necessary quorum required for using such prerogative is verified.

For the Fiscal Council:

(iii)         Mrs. Heloísa Belotti Bedicks and Mr. Reginaldo Ferreira Alexandre, as candidates for effective and alternate members, respectively, to compose the chart of candidates for eventual separate election of the Company's Fiscal Council at the AGM, by shareholders with preferred shares, pursuant to article 161, §4º, item "a", of the Brazilian Corporate Law, if requested under the terms of the law.

The résumés and further information of the candidates appointed by the Shareholders, as required in article 10 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction No. 481, dated as of December 17, 2009 (“CVM Instruction 481/09”), are attached to this notice to shareholders as per Exhibit I.

In addition to the information provided in Exhibit I, provided by the Shareholders, the Company clarifies that, in accordance with article 18, paragraph 1, of the Company's Bylaws, and item 2 (viii), of the Internal Rules of the Board of Directors, the Board, with the support of the People and Organization Committee, evaluated the information regarding the candidates to the Board of Directors1 and concluded that: (i) Mr. Walter Luis Bernardes Albertoni fulfill the independence requirements established in the Company's Global Compliance System Policy2 and will be considered an independent board member, if elected ; and (ii) Mr. Lírio Albino Parisotto does not fulfill the independence requirements established in the Company's Global Compliance System Policy, as he is the Chief Executive Officer and Chairman of the Board of Directors of Videolar-Innova S.A., since this company has a commercial relationship with the Company in a magnitude that compromises the candidate's independence and will be considered a non-independent board member, if elected.

Also, under the terms of the applicable legislation, the name, the résumé and further information required by CVM Instruction 481/09 of the candidates appointed by the Company's controlling shareholder and by Petróleo Brasileiro S.A. - Petrobras to compose the Company's Board of Directors and Fiscal Council are included at the Management Proposal for the AGM, made available to the shareholders on April, 28th at the Company's office located at Rua Lemos Monteiro, No. 120, 24th floor, Butantã, in the City of São Paulo, State of São Paulo, ZIP Code 05501-050, and in the Company’s website (www.braskem-ri.com.br) and CVM’s website (www.cvm.gov.br).

Lastly, it is important to note that: (a)  the effective separate election of members of the Board of Directors, under the terms of article 141, paragraph 4 or paragraph 5, of the Brazilian Corporate Law, will depend on proof of uninterrupted ownership of the required shareholding, during the 3 (three) months period, at least, immediately prior to the date of the Meeting; and (b) the effective separate election of members of the Fiscal Council, under the terms of article 161, paragraph 4, of the Brazilian Corporate Law, will occur if the applicable legal requirements are fulfilled.

The Company's Investor Relations Department is at your disposal for any further clarifications that might be necessary.

Camaçari/BA, May 8, 2020.

Pedro van Langendonck Teixeira de Freitas

Investor Relations Officer

___________________________

1 The evaluation of the Board of Directors regarding the fulfillment or not of all candidates as candidate for effective member of the Board of Director to the independence requirements established in the Company's Global Compliance System Policy of Braskem and is available on Exhibit II of the Management Proposal (items 12.5 to 12.10 of Annual Reference Form (Formulário de Referência).

2 The Company's Global Compliance System Policy adopts the concept of independence provided in the Level 2 Regulation of Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão).

EXHIBIT I

Résumés and Further Information of the Candidates appointed by the Shareholders

(Remaining of the page intentionally left in blank.
Documents are on the next pages.)

BRASKEM S.A.

ITENS 12.5 A 12.10 DO FORMULÁRIO DE REFERÊNCIA

Candidato indicado ao Conselho de Administração

12.5 Dados cadastrais e experiência profissional:

Nome	Data de Nascimento	Idade	Profissão
Walter Luis Bernardes Albertoni	20/09/1968	51	Advogado
CPF ou Passaporte (PAS)	**Cargo Eletivo Ocupado**	**Data de Eleição**	**Data de Posse**
147.427.468-48	Conselheiro de Administração	29/05/2020	
Prazo do Mandato	**Outros Cargos e Funções Exercidas na Companhia**	**Indicação se foi Eleito pelo Controlador**	
	Nenhum	Não	
Indicação se é Membro Independente		**Número de Mandatos Consecutivos**	
Sim		Não se aplica	
Experiência Profissional			
Advogado, com escritório na Rua Urussuí, 92, conjunto 91, Itaim Bibi, São Paulo – SP, formado pela Pontifícia Universidade Católica de São Paulo, especializado em Direito Societário e Direito Tributário (INSPER SP) e Direito Processual Civil (COGEAE PUC/SP), mais de 25 anos de prática de advocacia, com ênfase em direito societário, civil, processual civil, tributário e comercial, análise e elaboração de contratos (1993/presente), 13 anos como jurídico terceirizado da AMEC – Associação de Investidores no Mercado de Capitais, atuando na defesa institucional dos direitos e do interesse dos acionistas não participantes de blocos de controle (2006/presente), Conselheiro de Administração do Banco Bradesco S.A. (2020-presente); Conselheiro de Administração da Companhia Energética de Brasília – CEB S.A (2019-presente); Conselheiro de Administração da Sabesp S.A. (2020); Conselheiro Fiscal do Banco Bradesco S.A. (2017-março/2020), Conselheiro Fiscal de Industrias Romi S.A. (2017-março/2020), membro do Comitê de Auditoria da Dataprev S.A. (2018-março/2020). Membro (Suplente) do Conselho de Administração da Mahle Metal Leve S.A. (2017 – presente), Conselheiro Fiscal da Petrobras, eleito pelos acionistas preferencialistas (2013 – 2018), Conselheiro de Administração da Paranapanema S.A. (2016 – agosto/2017), Conselheiro Fiscal (Suplente) da Ser Educacional S.A. (2015 - presente), Conselheiro Fiscal (Suplente) da SANEPAR S.A (2017-presente), Conselheiro Fiscal da BRADESPAR S.A (2016), Conselheiro Fiscal (Suplente) da MILLS S.A. (2016), membro da Câmara Consultiva de Estatais da B3 (Programa Destaque de Estatais), membro suplente do CRSFN - Conselho de Recursos do Sistema Financeiro Nacional (2011 – 2015), Consultor do CAF – Comitê de Aquisições e Fusões (2013 - 2017), membro titular do CODIM – Comitê de Divulgação de Informações ao Mercado (2007/2009).			
Declaração de Eventuais Condenações			
Walter Luis Bernardes Albertoni não tem qualquer condenação criminal, qualquer condenação em processo administrativo da CVM, nem qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que tenha suspendido ou inabilitado a prática de atividade profissional ou comercial.			

12.6 Percentual de Participação em Reuniões do Conselho no último exercício, realizadas pelo respectivo órgão que ocorreram após a posse:

Conselheiro	Participação nas reuniões (%)
Walter Luis Bernardes Albertoni	Não aplicável

12.7. Informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas sejam estatutários:

Não aplicável, dado que, atualmente, o candidato não participa de nenhum comitê da Companhia.

12.8. Informações sobre atuação como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração:

Não aplicável, dado que, atualmente, o candidato não participa de nenhum comitê da Companhia.

BRASKEM S.A.

ITENS 12.5 A 12.10 DO FORMULÁRIO DE REFERÊNCIA

Candidato indicado como membro do Conselho de Administração

12.5 Dados cadastrais e experiência profissional:

Nome	Data de Nascimento	Idade	Profissão
Lírio Albino Parisotto	18/12/1953	66	Médico
CPF ou Passaporte (PAS)	**Cargo Eletivo Ocupado**	**Data de Eleição**	**Data de Posse**
057.653.581-87	Conselheiro de Administração	23/04/2020	
Prazo do Mandato	**Outros Cargos e Funções Exercidas na Companhia**	**Indicação se foi Eleito pelo Controlador**	
	Nenhum	Não	
Indicação se é Membro Independente		**Número de Mandatos Consecutivos**	
Sim		Não se aplica	

Experiência Profissional

Industrial – Fundador da Videolar-Innova S.A., empresa atuante no setor petroquímico e plástico com fábricas no Polo Petroquímico de Triunfo – RS e no Polo Industrial de Manaus – AM. A empresa é produtora de resinas termoplásticas (poliestireno e suas variedades), monômero de estireno, EPS – estireno expandido, filmes plásticos (BOPP e PP Cast), laminados plásticos de poliestireno e polipropileno, além de tampas plásticas para a indústria de bebidas e águas. Atualmente preside o Conselho de Administração da Videolar – Innova S.A. acumulando a posição com a Presidência Executiva. Anteriormente foi membro do Conselho de Administração das seguintes empresas: CELESC – Centrais Elétricas do Estado de Santa Catarina; Eternit S.A./ SAMA; Usiminas S.A.; Co-Fundador da Fundação Amazônia Sustentável exercendo a função de Vice Presidente do Conselho de Administração.

Declaração de Eventuais Condenações

LÍRIO ALBINO PARISOTTO tem condenação criminal não transitada em julgado – processo n 0061692-88.2016.8.26.050. Essa condenação não lhe atribui qualquer impedimento comercial, inexistindo condenação em processo administrativo da CVM, nem qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que tenha suspendido ou inabilitado a prática de atividade profissional ou comercial.

12.6 Percentual de Participação em Reuniões do Conselho no último exercício, realizadas pelo respectivo órgão que ocorreram após a posse:

Conselheiro	Participação nas reuniões (%)
Lírio Albino Parisotto	Não aplicável

12.7. Informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas sejam estatutários:

Não aplicável, dado que, atualmente, o candidato não participa de nenhum comitê da Companhia.

12.8. Informações sobre atuação como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração:

Não aplicável, dado que, atualmente, o candidato não participa de nenhum comitê da Companhia.

DECLARAÇÃO DE DESIMPEDIMENTO

Eu, **LÍRIO ALBINO PARISOTTO**, brasileiro, divorciado, médico, inscrito no CPF sob o n. 057.653.581-87, portador da carteira de identidade n. 32.661.388-2 SSP/SP, com endereço na Avenida Tamboré n. 25, Barueri-SP, CEP 06460-000, na forma do art. 2º da Instrução CVM 367/02, declaro sob as penas da lei que, se vier a ser eleito para o cargo de Membro do Conselho de Administração da **Braskem S.A.**, estarei apto a assinar o Termo de Posse a que se refere aquela norma, atestando que: (i) não estou impedido por lei especial, ou condenado por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos, como previsto no parágrafo 1º do artigo 147 da Lei nº. 6.404/76; (ii) não estou condenado a pena de suspensão ou inabilitação temporária aplicada pela Comissão de Valores Mobiliários, que me torna inelegível para os cargos de administração de companhia aberta, como estabelecido no parágrafo 2º do artigo 147 da Lei nº. 6.404/76; (iii) segundo meu melhor conhecimento, atendo ao requisito de reputação ilibada estabelecido pelo parágrafo 3º do artigo 147 da Lei n.º 6.404/76; e (iv) não ocupo cargo em sociedade que possa ser considerada concorrente da companhia, e não tenho, nem represento interesse conflitante com o da companhia, na forma dos incisos I e II do parágrafo 3º do art. 147 da Lei nº 6.404/76.

Declaro, sob as penas da lei, nos termos do art. 10 da ICVM 481/09 (com redação dada pela ICVM nº 561/15) e nos termos dos itens 12.9 e 12.10 do formulário de Referência constante do Anexo 24 da ICMV 552/14, não possuir qualquer relação conjugal, união estável ou parentesco até o 2º grau com administradores da **Braskem S.A.**, suas controladas e seus controladores, bem como, não possuir relação de subordinação, prestação de serviços ou controle, nos últimos três exercícios sociais, com sociedade controlada, controlador indireto ou direto, fornecedor, devedor ou credor da Braskem S.A.

Por fim, declara que, na condição de Diretor Presidente e Presidente do Conselho de Administração da Videolar Innova S/A ("Innova") e por ser esta sociedade, até a ocorrência da Pandemia da COVID-19, relevante compradora da **Braskem S.A.**, e que nesse momento modificou-se drasticamente, podendo não ser mais uma realidade quando as atividades econômicas mundiais e nacional retomarem, **deixa de atender ao critério de independência**, exclusivamente, sobre este aspecto e pelo qual, na eventualidade de ocorrer alguma matéria no Conselho de Administração da Braskem que possa ter potencial conflito de interesses entre a "Braskem" e a "Innova", o candidato não deverá receber os materiais, se absterá de participar do debate e, principalmente, da deliberação.

O Candidato reforça que tal circunstância já ocorre no Conselho da "Braskem", eis que a "Petrobras" elege 04 (quatro) membros neste Conselho de Administração, sendo um deles, inclusive, membro do Conselho de Administração da própria "Petrobras".

São Paulo, 28 de março de 2020.

LÍRIO ALBINO PARITOTTO

CPF 057.653.581-87

HELOISA BELOTTI BEDICKS

hbedicks@icloud.com +55 11 98193 2132

SUMMARY

Heloisa B. Bedicks led the Brazilian Institute of Corporate Governance (IBGC) as its managing director from 2001 to 2020. IBGC is Latin America's most distinguised corporate governance organization. It has over 2.300 associates, and it has been recognized nationally and internationally as a center of excellence for corporate governance.

Prior to becoming IBGC's managing director, Heloisa integrated its Board of Directors from 1999 to 2001. She is a certified diretor from IBGC.

Mr. Bedicks serves as an auditing committee member at Mapfre and Fundação Boticário. She is a pro bono board member for Open Doors, an internationally known NGO.

She has served as board member in the International Corporate Governance Network (ICGN), based in London, and the Global Network of Directors Institute (GNDI), in the USA.

Mrs. Bedicks holds a bachelor's degree in Economics from UNICAMP and an Accounting degree from PUC. She holds a postgraduate degree on Business Administration from UNISAL and a master's degree on Business and Management from Mackenzie.

MAJOR ACCOMPLISHMENTS

Advisory Boards: ISE - Índice de Sustentabilidade Empresarial from BMF & Bovespa (São Paulo's stock market) from 2005 to 2011, Fundo Ethical - ABN AMRO Bank from 2001 to 2009, Centro de Sustentabilidade da Fundação Getúlio Vargas (FGVCES) from 2003 to 2008; Guia Exame de Sustentabilidade; Centro de Governança da Universidade de São Paulo from 2008 to 2010, and Guia Exame de Compliance 2019.

Board of Directors: Mapfre Garantias e Creditos from 2002 and 2012, Tecelagem de Fitas Progressos Ltda from 1992 to 2002; Ph-Fit from 2002 to 2006.

IBGC's MANAGEMENT

In 2001, when Mrs. Bedicks stepped in as IBGC's managing director, the organization had 183 associates and 3 employees. Nineteen years later, she stepped down with over 2,300 associates and over 70 employees.

She created 7 new chapters across Brazil in the states of Santa Catarina, Paraná, Minas Gerais, Pernambuco, Ceará, Brasília and Campinas. She also strengthened Rio de Janeiro and Rio Grande do Sul's chapters.

In 2001, Brazil had no publications on Corporate Governance apart from the Best Practice Code. Throughout Heloisa's management, IBGC published over 100 papers on the topic.

LEADERSHIP

In 2001, IBGC had only two thematic commissions voluntarily led by associates. Under Mrs. Bedicks' leadership, this number grew to 21 commissions, involving over 480 professionals. These commissions alongside IBGC's management organize papers, researches, and content for events and training programs.

She was elected GNDI's Vice-President for two consecutive mandates. GNDI gathers all CEOs from the largest and most relevant Institutes of Directors (IoDs) and Corportate Governance Institutes in the world.

STRATEGIC PLANNING AND PROCESSES

As IBGC's Managing Director, Heloisa led five consecutive cycles of deep strategic planning and annual reviews. She was responsible for implementing several IT's systems to improve internal and external processes for the organization.

PANELS, BOOKS, AND ARTICLES

Mrs. Bedicks has been invited to speak in events across the world organized by institutions such as the UN, the World Bank, OECD, Columbia University, Brazil's Controladoria Geral da União, Revista Exame, among others.

She has written several articles on Corporate Governance. She is the author of "Corporate Governance and Capital Dispersion," published in 2009, and "Ethics in Business and Corporate Governance," published in 2005.

EXECUTIVE EDUCATION

Heloisa has an executive degree on Corporate Governance at Yale University, and a degree on Board of Directors by Chicago University. In 2018, she participated in Singularity University's Summit.

Braskem S.A.
ITENS 12.5 A 12.10 DO FORMULÁRIO DE REFERÊNCIA

Candidata Indicada como membro do Conselho Fiscal

12.5 Dados Cadastrais e experiência profissional:

Nome	Data de Nascimento	Idade	Profissão
Heloisa Belotti Bedicks	25/08/1960	59	Economista
CPF ou Passaporte (PAS)	**Cargo Eletivo Ocupado**	**Data de Eleição**	**Data de Posse**
048.601.198-43	Membro do Conselho Fiscal	29/05/2020	
Prazo do Mandato	**Outros Cargos e Funções Exercidas na Companhia**	**Indicação se foi Eleito pelo Controlador**	
Um ano	Não se aplica	Não	
Indicação se é Membro Independente		**Número de Mandatos Consecutivos**	
Sim		Não se aplica	
Experiência Profissional			
Heloisa B. Bedicks é conselheira de administração do BNDES e integrante dos comitês de auditoria e elegibilidade dessa instituição. Exerceu a função de diretora geral do Instituto Brasileiro de Governança Corporativa - IBGC entre abril de 2001 a janeiro de 2020. Antes de ser diretora geral do IBGC, integrou seu Conselho de Administração entre 1999 e 2001. Em 2001 quando assumiu a diretoria geral, o IBGC tinha 183 associados e seu staff 3 funcionários, quando de sua saída mais de 2.300 associados e 70 funcionários. É Conselheira de Administração e Fiscal certificada pelo IBGC; membro do comitê de auditoria do Grupo Mapfre, do conselho fiscal da Fundação Boticário e conselheira voluntária da ONG internacional Portas Abertas. Participou em conselhos internacionais como ICGN (International Corporate Governance Network) com sede em Londres e do GNDI – Global Network of Directors Institute com sede nos EUA. Formada em Economia pela Unicamp, Ciências Contábeis pela PUC de Campinas, pós-graduação em Administração de Empresas pela Unisal e Mestrado em Administração de Empresas pelo Mackenzie. Foi eleita pelos CEOs dos maiores institutos de governança e de conselheiros do mundo como vice-presidente do GNDI (Global Network of Directors Institute) para 2 mandatos consecutivos. Possui especialização em Governança Corporativa pela Yale University e em Conselhos de Administração pela Chicago University. Participou do Summit da Singularity University em 2018. Atuou nos conselhos consultivos: ISE - Índice de Sustentabilidade Empresarial da BMF & Bovespa (Bolsa de Valores de São Paulo) de 2005 a 2011, Fundo Ethical do ABN AMRO Bank de 2001 a 2009, Centro de Sustentabilidade da Fundação Getúlio Vargas (FGVCES) de 2003 a 2008; Guia Exame de Sustentabilidade; Centro de Governança da Universidade de São Paulo de 2008 a 2010 e Guia Exame de Compliance 2019. Atuou nos seguintes Conselhos de Administração: Mapfre Garantias e Creditos SA entre 2002 e 2012, Tecelagem de Fitas Progressos Ltda de 1992 a 2002; Ph-Fit de 2002 a 2006 e membro do Comitê de Auditoria do Grupo Mapfre no Brasil de 2006 a 2012.			
Declaração de Eventuais Condenações			
Heloisa Belotti Bedicks não tem qualquer condenação criminal, qualquer condenação em processo administrativo da CVM, nem qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que tenha suspendido ou inabilitado a prática de atividade profissional ou comercial.

12.6 Percentual de Participação em Reuniões do Conselho no último exercício, realizadas pelo respectivo órgão que ocorreram após a posse:

Conselheiro	Participação nas reuniões (%)
Heloisa Belotti Bedicks	Não se aplica

12.7 Informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas sejam estatutários:

Não se aplica, pois a conselheira indicada, atualmente, não integra comitê da companhia.

12.8 Informações sobre atuação como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração:

Não se aplica, pois a conselheira indicada, atualmente, não integra comitê da companhia.

12.9. Informação sobre existência de relação conjugal, união estável ou parentesco até o terceiro grau entre:

a. administradores da Companhia

Não há relação de parentesco entre a conselheira indicada e administradores da Companhia.

b. (i) administradores da Companhia e (ii) administradores de controladas, diretas ou indiretas, da Companhia

Não há relação de parentesco entre a conselheira indicada e os administradores e os conselheiros fiscais de sociedades controladas, direta ou indiretamente, pela Companhia.

c. (i) administradores da Companhia ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos da Companhia

Não há relação de parentesco entre a conselheira indicada e os controladores da Companhia.

d. (i) administradores da Companhia e (ii) administradores das sociedades controladoras diretas e indiretas da Companhia

Não há relação de parentesco entre a conselheira indicada e os administradores e os conselheiros fiscais de sociedades controladoras, diretas ou indiretas, da Companhia.

12.10. Informação sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores da Companhia

a. sociedade controlada, direta ou indiretamente, pela Companhia

Não aplicável, dado que não existem relações de subordinação, de prestação de serviços ou de controle mantidas entre a conselheira indicada, a Companhia e os controladores da Companhia.

b. controlador direto ou indireto da Companhia

Não aplicável, dado que não existem relações de subordinação, de prestação de serviços ou de controle mantidas entre a conselheira indicada, a Companhia e os controladores da Companhia.

c. caso seja relevante, fornecedor, cliente, devedor ou credor da Companhia, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Não aplicável, dado que não existem relações de subordinação, de prestação de serviços ou de controle mantidas entre a conselheira indicada, a Companhia, suas controladas ou controladores.

Heloisa Belotti Bedicks

DECLARAÇÃO DE DESIMPEDIMENTO

Eu, **Heloisa Belotti Bedicks**, brasileira, casada, economista, portadora da cédula de identidade nº 8394969 SSP/SP, inscrita no CPF sob o nº 048.601.198-43, residente e domiciliada à Alameda dos Anapurus, n. 883, apto 141, Moema, São Paulo – SP, na forma do art. 2º da Instrução CVM 367/02, declaro sob as penas da lei que, se vier a ser eleita como membro do Conselho Fiscal da **BRASKEM S.A.**, estarei apta a assinar o Termo de Posse a que se refere aquela norma, atestando que: (i) não estou impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos, como previsto no parágrafo 1° do artigo 147 da Lei no. 6.404/76; (ii) não estou condenada a pena de suspensão ou inabilitação temporária aplicada pela Comissão de Valores Mobiliários, que me torna inelegível para os cargos de administração de companhia aberta, como estabelecido no parágrafo 2o do artigo 147 da Lei n°. 6.404/76; (iii) segundo meu melhor conhecimento, atendo ao requisito de reputação ilibada, estabelecido pelo parágrafo 3o do artigo 147 da Lei n. 0 6.404/76; e (iv) não ocupo cargo em sociedade que possa ser considerada concorrente da companhia, e não tenho, nem represento interesse conflitante com o da companhia, na forma dos incisos I e II do parágrafo 3° do art. 147 da Lei n° 6.404/76.

Declaro, finalmente, sob as penas da lei, nos termos do art. 10 da ICVM 481/09 (com redação dada pela ICVM n° 561/15) e nos termos dos itens 12.9 e 12.10 do formulário de Referência constante do Anexo 24 da ICMV 552/14, não possuir qualquer relação conjugal, união estável ou parentesco até o 2° grau com administradores da **BRASKEM S.A.**, suas controladas e seus controladores, bem como, não possuir relação de subordinação, prestação de serviços ou controle, nos últimos três exercícios sociais, com sociedade controlada, controlador indireto ou direto, fornecedor, cliente, devedor ou credor da **BRASKEM S.A.**

São Paulo, 01 de maio de 2020.

____

Heloisa Belotti Bedicks

CPF 048.601.198-43

REGINALDO FERREIRA ALEXANDRE

Professional Background

Reginaldo Ferreira Alexandre has a eighteen-year experience in the investment research area, as analyst, coordinator, organizer and head of equity research teams at Citibank, Unibanco, Paribas, BBA Creditanstalt and Itau. He has also a five-year experience in credit analysis (mostly at Citibank) and practice, having acted as a manager and assistant director at the consultancies Accenture and Deloitte, in structured operations linked to the capital markets, as well as in other corporate banking activities, like mergers and acquisitions and company reorganizations. Reginaldo was also partner of Proxycon Business Consulting (corporate governance and corporate finance), between 2003 and 2017.

Member of the Brazilian Accounting Standards Board (since its inception in 2005)

Certified Investment Analyst

Portfolio Manager certified by the Comissão de Valores Mobiliários (CVM), the Brazilian SEC

One of the authors of The Brazilian Corporate Governance Code – Publicly-Held Companies

Member of the Chamber of Corporate Governance for State-Owned Companies, established by The Brazilian Stock Exchange (BMF&Bovespa)

Board member at **Mahle Metal Leve** S.A**.**, an autoparts company, since June 2017.

Member of the Supervisory Board (Conselho Fiscal) of the following publicly-held companies:

Rumo S.A., a cargo railway company (elected in April, 2019)

Sanepar S.A., a water and sewage company (elected in April, 2017 and reelected in April, 2018 and April, 2019)

Ser Educacional S.A., an educational company (president of supervisory board; elected in April 2015 and reelected in April 2016, April 2017, April 2018 and April 2019)

Companhia Energética de Brasília, CEB, an electric power company, responsible for providing electrical energy for the country´s capital (elected in April, 2019)

Deputy member of the the Supervisory Board (Conselho Fiscal) of the following publicly-held companies:

Bradesco S.A., a bank (elected in March, 2017 and reelect in March 2018 and March 2019)

CPFL Energia S.A., a holding company that, through its subsidiaries, distributes, generates and commercializes energy in Brazil (deputy member, elected in April 2017 and reelected in April 2018 and April 2019)

Former member of the audit committee of Paranapanema S.A., a metals and mining company (2017).

Former member of the following supervisory boards:

Petrobras S.A., an oil and gas company (elected in April 2013 and reelected in April 2014, 2015, 2016, 2017 and 2018)

Aliansce Shopping Centers S.A., a shopping malls company (elected in April 2014 and reelected in April 2015)

BRF S.A., a food company (elected in April 2015 and reelected in April 2016)

Iochpe Maxion S.A., a company specialized in wheels and autoparts (elected in April 2013 and reelected in April 2014, 2015, 2016 and 2017)

Movida S.A., a car and fleet rent company (elected in January 2017)

Cremer S.A., healthcare products company (president of the supervisory board; elected in April 2011 and reelected in 2012)

Paraná Banco S.A., a bank (elected in April 2011 and reelected in April 2012, 2013, 2014 and 2015)

Tecnisa S.A., a real estate entreprise (elected in April 2011 and reelected in April 2012)
Tele Norte Celular Participações S.A., a telecom company (elected in April 2006 and reelected in April 2007)

Unipar Carbocloro S.A., a petrochemical company (elected in April 2012 and reelected in April 2013 and in April 2015)

Bradespar S.A., a holding company (alternate member; elected in April 2012)

Companhia Siderúrgica Belgo-Mineira, currently Arcelor Mittal, a steel company (alternate member; elected in April 2004 and reelected in 2005)

Grendene S.A., a shoe and other plastic staples company (alternate member; elected in April 2012 and reelected in April 2013 and 2014)

Indústrias Romi, a capital goods company (alternate member, elected in April 2015)

Grazziotin S.A., a retail company (alternate member, elected in April 2015)

SLC Agrícola, an agribusiness company (alternate member; elected in April 2013 and reelected in April 2014 and 2015)

Former president of the Brazilian Association of Investment Analysts - APIMEC, elected for the period 2013-2014 and 2015-2016.

Former president of the Brazilian Association of Investment Analysts - APIMEC, section São Paulo, elected for the period 2011-2012.

Former member of the Mergers and Acquisitions Committee, the Brazilian Takeover Painel

Braskem S.A.

ITENS 12.5 A 12.10 DO FORMULÁRIO DE REFERÊNCIA

Candidato indicado como membro suplente do Conselho Fiscal

12.5 Dados cadastrais e experiência profissional:

Nome	Data de Nascimento	Idade	Profissão
Reginaldo Ferreira Alexandre	07/03/1959	61	Economista
CPF ou Passaporte (PAS)	**Cargo Eletivo Ocupado**	**Data de Eleição**	**Data de Posse**
003.662.408-03	Suplente do Conselho Fiscal	29/05/2020	
Prazo do Mandato	**Outros Cargos e Funções Exercidas na Companhia**	**Indicação se foi Eleito pelo Controlador**	
	Nenhum	Não	
Indicação se é Membro Independente		**Número de Mandatos Consecutivos**	
Sim		Não se aplica	
Experiência Profissional			

Economista, com dezoito anos de experiência na área de análise de investimentos, como analista, organizador e diretor de equipes de análise, tendo ocupado essas posições, sucessivamente, no Citibank, Unibanco, BBA (atual Itaú-BBA) e Itaú Corretora de Valores. Trabalhou ainda como analista de crédito corporativo(Citibank) e como consultor nas áreas de estratégia (Accenture) e de corporate finance (Deloitte). Atuou também na ProxyCon Consultoria Empresarial, empresa dedicada às atividades de assessoria e prestação de serviços nas áreas de mercado de capitais, finanças e governança corporativa, entre 2003 e 2017. Membro do Comitê de Pronunciamentos Contábeis (CPC) – órgão formulador das normas contábeis brasileiras - desde sua fundação, em 2005. Vice Coordenador de Relações Institucionais do CPC. Analista de investimentos certificado (CNPI). Gestor de valores mobiliários credenciado pela CVM. Conselheiro Fiscal Certificado pelo IBGC. Conselheiro de Administração da Mahle Metal Leve S.A. Membro efetivo, atualmente, dos Conselhos Fiscais das seguintes empresas de capital aberto: Cia. de Saneamento do Paraná – Sanepar (eleito em abril de 2017 e reeleito em abril de 2018 e 2019) Ser Educacional S.A. (presidente do colegiado, eleito em abril de 2015 e reeleito em abril de 2016, 2017, 2018 e 2019); Rumo S.A. (eleito em abril de 2019); Companhia Energética de Brasília – CEB (eleito em abril de 2019). Membro suplente, atualmente, dos Conselhos das seguintes empresas de capital aberto: Bradesco S.A. (membro suplente do Conselho Fiscal, eleito em março de 2017 e reeleito em março de 2018, 2019 e 2020) CPFL Energia S.A. (membro suplente do Conselho Fiscal, eleito em abril de 2017 e reeleito em abril de 2018 e 2019) Ex-membro do Comitê de Auditoria da Paranapanema S.A. (2017) Ex-membro dos Conselhos Fiscais das seguintes companhias: Petrobras S.A. (eleito em abril de 2013 e reeleito em abril de 2014, 2015, 2016, 2017 e 2018); Iochpe Maxion S.A.(eleito em abril de 2013 e reeleito em abril de 2014, 2015, 2016 e 2017) BRF S.A. (eleito em abril de 2015 e reeleito em abril de 2016) Aliansce Shopping Centers S.A. (eleito em abril de 2014 e reeleito em abril de 2015) Cremer S.A. (presidente do Conselho Fiscal; eleito em abril de 2011 e reeleito em abril de 2012) Movida S.A. (eleito em janeiro de 2017) Paraná Banco S.A. (eleito em abril de 2011 e reeleito em abril de 2012, 2013, 2014 e 2015) Tecnisa S.A. (eleito em abril de 2011 e reeleito em abril de 2012) Tele Norte Celular Participações S.A. (eleito em abril de 2006 e reeleito em abril de 2007) Unipar Carbocloro S.A. (eleito em abril de 2012 e reeleito em abril de 2013 e em abril de 2015) Bradespar S.A. (suplente; eleito em abril de 2012) Companhia Siderúrgica Belgo-Mineira, atual Arcelor Mittal (suplente; eleito em abril de 2004 e reeleito em abril de 2005) Grendene S.A. (suplente; eleito em abril de 2012 e reeleito em abril de 2013 e de 2014) Indústrias Romi (suplente, eleito em abril de 2015) Grazziotin S.A. (suplente, eleito em abril de 2015) SLC Agrícola (suplente; eleito em abril de 2013 e reeleito em abril de 2014 e de 2015) Ex-presidente da Associação Brasileira de Analistas e Profissionais de Investimento do Mercado de Capitais – APIMEC, eleito para o período 2015-2016 Ex-presidente da Associação Brasileira de Analistas e Profissionais de Investimento do Mercado de Capitais – APIMEC, seção São Paulo, eleito para o período 2011-2012. Um dos autores do Código Brasleiro de Governança Corporativa – Companhias Abertas. Membro do Comitê de Governança das Estatais, da B3 Ex-membro do Comitê de Aquisições e Fusões – CAF. Ficou consignado na Assembleia que, o Conselheiro Reginaldo Ferreira Alexandre se enquadra na definição de Conselheiro Independente prevista no Regulamento do Novo Mercado da B3 em vigor a partir de 02/01/2018, e no artigo 20, parágrafo 2º do Estatuto Social da

Companhia, conforme a orientação constante do Ofício 618/2017-DRE.
Declaração de Eventuais Condenações
Reginaldo Ferreira Alexandre não tem qualquer condenação criminal, qualquer condenação em processo administrativo da CVM, nem qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que tenha suspendido ou inabilitado a prática de atividade profissional ou comercial.

12.6 Percentual de Participação em Reuniões do Conselho no último exercício, realizadas pelo respectivo órgão que ocorreram após a posse:

Conselheiro	Participação nas reuniões (%)
Reginaldo Ferreira Alexandre	Não aplicável

12.7. Informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas sejam estatutários:

Não aplicável, dado que, atualmente, o candidato não participa de nenhum comitê da Companhia.

12.8. Informações sobre atuação como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração:

Não aplicável, dado que, atualmente, o candidato não participa de nenhum comitê da Companhia.

12.9 Informação sobre existência de relação conjugal, união estável ou parentesco até o terceiro grau entre:

a. administradores da Companhia

Não há relação de parentesco entre os conselheiros de administração indicados entre si.

b. (i) administradores da Companhia e (ii) administradores de controladas, diretas ou indiretas, da Companhia

Não há relação de parentesco entre os conselheiros de administração indicados e os administradores e os conselheiros de administração de sociedades controladas, direta ou indiretamente, pela Companhia.

c. (i) administradores da Companhia ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos da Companhia

Não há relação de parentesco entre os conselheiros de administração indicados e os controladores da Companhia.

d. (i) administradores da Companhia e (ii) administradores das sociedades controladoras diretas e indiretas da Companhia

Não há relação de parentesco entre os conselheiros de administração indicados e os administradores e os conselheiros fiscais de sociedades controladoras, diretas ou indiretas, da Companhia.

12.10. Informação sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores da Companhia

a. sociedade controlada, direta ou indiretamente, pela Companhia

Não aplicável, dado que não existem relações de subordinação, de prestação de serviços ou de controle mantidas entre o Conselheiro indicado, a Companhia e os controladores da Companhia.

b. controlador direto ou indireto da Companhia

Não aplicável, dado que não existem relações de subordinação, de prestação de serviços ou de controle mantidas entre o Conselheiro indicado, a Companhia e os controladores da Companhia.

c. caso seja relevante, fornecedor, cliente, devedor ou credor da Companhia, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Não aplicável, dado que não existem relações de subordinação, de prestação de serviços ou de controle mantidas entre o Conselheiro indicado, a Companhia, suas controladas ou controladores.

DECLARAÇÃO DE DESIMPEDIMENTO

Eu, REGINALDO FERREIRA ALEXANDRE, brasileiro, casado, economista, portador da Cédula de Identidade RG nº 8.781.281, expedida pela SSP/SP, inscrito no CPF/MF sob o nº 003.662.408-02, residente e domiciliado na cidade de São Paulo, Estado de São Paulo, na Rua Leonardo Mota, 66, apto. 122, Vila Indiana, CEP 05586-090, na forma do art. 2º da Instrução CVM 367/02, declaro sob as penas da lei que, se vier a ser eleito para o cargo de Membro Suplente do Conselho Fiscal da **Braskem S.A.**, estarei apto a assinar o Termo de Posse a que se refere aquela norma, atestando que: (i) não estou impedido por lei especial, ou condenado por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos, como previsto no parágrafo 1º do artigo 147 da Lei nº. 6.404/76; (ii) não estou condenado a pena de suspensão ou inabilitação temporária aplicada pela Comissão de Valores Mobiliários, que me torna inelegível para os cargos de administração de companhia aberta, como estabelecido no parágrafo 2º do artigo 147 da Lei nº. 6.404/76; (iii) segundo meu melhor conhecimento, atendo ao requisito de reputação ilibada estabelecido pelo parágrafo 3º do artigo 147 da Lei n.º 6.404/76; e (iv) não ocupo cargo em sociedade que possa ser considerada concorrente da companhia, e não tenho, nem represento interesse conflitante com o da companhia, na forma dos incisos I e II do parágrafo 3º do art. 147 da Lei nº 6.404/76.

Declaro, finalmente, sob as penas da lei, nos termos do art. 10 da ICVM 481/09 (com redação dada pela ICVM nº 561/15) e nos termos dos itens 12.9 e 12.10 do formulário de Referência constante do Anexo 24 da ICMV 552/14, não possuir qualquer relação conjugal, união estável ou parentesco até o 2º grau com administradores da **Braskem S.A.**, suas controladas e seus controladores, bem como, não possuir relação de subordinação, prestação de serviços ou controle, nos últimos três exercícios sociais, com sociedade controlada, controlador indireto ou direto, fornecedor, cliente, devedor ou credor da **Braskem S.A.**

São Paulo, 01 de maio de 2020.

Reginaldo Ferreira Alexandre
CPF 003.662.408-02

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.